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Via EDGAR

June 23, 2022

Ms. Effie Simpson

Ms. Jean Yu

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)

Response to the Staff’s Comments on the

Registration Statement on Form F-1

Filed on June 10, 2022

Dear Ms. Simpson, Ms. Yu, Ms. Donahue and Mr. Kruczek,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 21, 2022 on the Company’s registration statement on Form F-1 filed on June 10, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

The Company currently contemplates to commence the road show on or about June 28, 2022 and price the deal on or about July 5, 2022. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Amended Registration Statement prior to the contemplated public offering.

Responses to the comments contained in the Staff’s letter dated June 21, 2022

General

1.

If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

The Company respectfully advises the Staff that its operations have not experienced material inflationary pressures or rising costs as of the date of this letter. The Company has also revised the disclosure on page 34 of the Amended Registration Statement to provide a more balanced disclosure.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

2.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to: suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects; experience labor shortages that impact your business; experience cybersecurity attacks in your supply chain; experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine); experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to “de-globalize” your supply chain. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

The Company respectfully advises the Staff that its business operations have not experienced supply chain disruptions that may materially and adversely affect its operations. In addition, the Company has revised the disclosure on page 34 of the Amended Registration Statement in response to the Staff’s comment.

3.

Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

The Company respectfully advises the Staff that the Company has not been and expects not to become subject to material cybersecurity risks in its supply chain and is closely monitoring any emergence of related cybersecurity risks. In addition, the Company has revised the disclosure on page 32 of the Amended Registration Statement in response to the Staff’s comment.

4.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

The Company respectfully advises the Staff that the board of directors has delegated the responsibility of overseeing cybersecurity risks to the management of the Company and requires prompt reporting by the management to the board if any cybersecurity risks are detected.

5.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

The Company respectfully advises the Staff that it does not expect any supply chain disruption to materially affect its outlook or business goals.

6.

Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.

The Company respectfully advises the Staff that the recent increase cases of COVID-19 and shutdowns related to increased outbreaks had no material impact on its operations, supply chain, liquidity or capital resources as of the date of this letter. The Company has revised the disclosure on page 26 of the Amended Registration Statement to offer a more robust discussion of COVID-19’s impact on the Company’s operations.

***

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, Danyang Bian, by telephone at 86-10-8556-3995, or by email at dbian@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd

Bing Chen, Chief Financial Officer, Nano Labs Ltd

Danyang Bian, Partner, MaloneBailey, LLP

Stephanie Tang, Partner, Hogan Lovells